Refocus On Life B.V. (the "Company") a Delft Besloten Vennootschap

Consolidated Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2022 & 2023



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Refocus On Life B.V.

We have reviewed the accompanying financial statements of the Company which comprise the consolidated statement of financial position as of December 31, 2022 & 2023 and the related statements of operations, statement of changes in shareholder's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
September 6, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2023	**2022**
ASSETS		
Current Assets		
Cash and Cash Equivalents	85,112	51,272
Accounts Receivable	17,870	917
Other	6,335	6,646
Total Current Assets	109,318	58,836
TOTAL ASSETS	109,318	58,836
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,374	946
Unearned Revenue	61,907	9,152
Convertible Notes - Related Parties	20,400	20,400
Convertible Notes	359,035	334,536
Total Current Liabilities	442,716	365,033
Long-term Liabilities		
Future Equity Obligations - Related Party	48,076	-
Future Equity Obligations	179,593	17,337
Total Long-Term Liabilities	227,669	17,337
TOTAL LIABILITIES	670,385	382,370
EQUITY		
Common Stock	1	1
Unrealized Currency Translation Gain	24,517	15,523
Accumulated Deficit	(585,584)	(339,058)
Total Equity	(561,066)	(323,534)
TOTAL LIABILITIES AND EQUITY	109,318	58,836

Statement of Changes in Shareholder Equity

	Common Stock					
	# of Shares Amount	**$ Amount**	**APIC**	**Accumulated Other Comprehensive Income**	**Accumulated Deficit**	**Total Shareholder Equity**
Beginning Balance at 1/1/2022	120	1	-	-	(86,594)	(86,593)
Unrealized Currency Translation Gain/Loss	-	-		15,523	-	15,523
Net Income (Loss)	-		-	-	(252,464)	(252,464)
Ending Balance 12/31/2022	120	1	-	15,523	(339,058)	(323,534)
Unrealized Currency Translation Gain/Loss	-	-	-	8,994	-	8,994
Net Income (Loss)	-	-	-	-	(246,526)	(246,526)
Ending Balance 12/31/2023	120	1	-	24,517	(585,584)	(561,066)

Statement of Operations

	Year Ended December 31,	
	2023	**2022**
Revenue	43,776	9,631
Cost of Revenue	5,276	6,352
Gross Profit	38,499	3,279
Operating Expenses		
Advertising and Marketing	59,190	39,980
General and Administrative	197,060	197,352
Research and Development	30	-
Rent and Lease	7,156	12,895
Total Operating Expenses	263,437	250,228
Operating Income (loss)	(224,938)	(246,949)
Other Expense		
Interest Expense	20,993	3,710
Other	596	1,804
Total Other Expense	21,588	5,515
Earnings Before Income Taxes	(246,526)	(252,464)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(246,526)	(252,464)
Unrealized Currency Translation Gains	8,994	15,523
Comprehensive Income	(237,532)	(236,941)

Statement of Cash Flows

	Year Ended December 31,	
	2023	**2022**
OPERATING ACTIVITIES		
Net Income (Loss)	(246,526)	(252,464)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Payable and Accrued Expenses	740	(12,556)
Unearned Revenue	52,755	9,152
Accounts Receivable	(16,953)	20,460
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	36,542	17,056
Net Cash provided by (used in) Operating Activities	(209,984)	(235,408)
FINANCING ACTIVITIES		
Proceeds from Future Equity Obligations - Related Party	48,076	-
Proceeds from Convertible Notes and Future Equity Obligations	186,756	231,289
Net Cash provided by (used in) Financing Activities	234,832	231,289
Cash at the beginning of period	51,272	39,867
Net Cash increase (decrease) for period	24,847	(4,118)
Unrealized Currency Translation Gains	8,994	15,523
Cash at end of period	85,113	51,272

Refocus On Life Financials B.V.
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2023
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Refocus on Life B.V. ("the Company"; DBA Unpluq) was formed in the Netherlands on January 16th, 2020, who's primarily purpose has been to be the holding company for Unplug Technology B.V, a Delft company formed in 2020. which is the operating entity for the Company. The Company will subsequently be fully owned by Unpluq Inc, a Delaware Corporation to be formed in 2024.

The Company plans to earn revenue by selling software subscriptions with and without a complimentary NFC-based hardware and lifestyle product, both to consumers and businesses, with its emphasis on consumers and D2C; the purpose of its product is to improve the wellbeing and quality of life of customers by reducing their usage of addictive technologies such as smartphones. The Company's headquarters are in Rotterdam, Netherlands at the time of this disclosure and are planned to move to Delaware, USA. The Company's customers are located worldwide with concentrations in the United States, Netherlands, and United Kingdom.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Basis of Consolidation

The financials of the Company include its wholly-owned subsidiary, Unplug Technology B.V a Delft entity formed in 2020. All significant intercompany transactions are eliminated

Foreign Currency Translation

The functional currencies of the Company's foreign operations are the local currencies. The financial statements of the Company's foreign subsidiaries have been translated into U.S. dollars. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. Accumulated net translation adjustments have been reported separately in other comprehensive loss in the consolidated financial statements. Foreign currency translation adjustments resulted in gains of $8,994 and $15,523 in 2023 and 2022, respectively.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 *"Fair Value Measurements and Disclosures"* establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenue via multiple revenue streams.

Bundled Subscription & Product Sales - B2C/D2C eCommerce

The Company considers obligations to be satisfied upon the performance of the service on a monthly basis. For example, an individual purchases a Tag + 1 year subscription (12 months): it is shipped to the customer, the subscription code is redeemed, and each month 1/12th of the purchase price is recognized until the subscription expires or is renewed. Customers pay the company for the entire service term ahead of any delivery of service or product. For example, they purchase a Tag + 1 year subscription on the Company's eCommerce shop, and pay for the entire term at once. At this time, they also apply any relevant discount code or offer. The goods and services being delivered are NFC keychains (physically shipped) and activation codes for mobile app subscriptions (delivered digitally by email). The mobile app subscription must be delivered over a period of time as a service, typically 1 year, or as little as 6 months and as many as 3 years at a time, which are prepaid by the customer. The Company guarantees its service and products and allows returns and refunds for 30 days for any reason. The Company also stands behind its products and reasonably grants returns and refunds for compromised or defective product, or in the case the customer cannot use the software service through no fault of their own.

Bundled Subscription & Product Sales - B2B & Resellers

The Company considers obligations to be satisfied upon the delivery of the bundled goods both digitally and physically. For example, an online reseller purchases 50 Tag + 1 year subscriptions (12 months); subscription activation codes are delivered digitally by email or excel file, and physical product is shipped and provided to them. At this point, obligations are satisfied. B2B Customers pay the Company for the entire service term ahead of any delivery of service or product, or in some cases, 50% in advance of delivery and 50% upon deliver. For example, they purchase 50 Tag + 1 year subscriptions with custom color by invoice, paying 50% in advance of the custom order and 50% upon delivery of the goods. The goods and services being delivered are NFC keychains (physically shipped) and activation codes for mobile app subscriptions (delivered digitally by email). The mobile app subscription must be delivered over a period of time as a service, typically 1 year, or as little as 3 months and as many as 3 years at a time, which are prepaid by the B2B customer, and recognized as revenue immediately by the Company. The Company guarantees its service and products and allows returns and refunds only for defect or malfunction for B2B customers.

Subscription sales - B2C - Google Play Store & Apple App Store

The Company considers obligations to be satisfied upon the performance of the service on a monthly basis. For example, an individual purchases a 1 year subscription (12 months) in the Google Play Store or Apple App Store; the service is delivered immediately, and the subscription period is paid for in entirety at the beginning of this term, and each month 1/12th of the purchase price is recognized until the subscription expires or is renewed. Customers pay the company for the entire service term ahead of any delivery of service or product. For example, they purchase a 1 year subscription , and pay for the entire term at once. At this time, they also apply any relevant discount code or offer. The service being delivered is a mobile app subscription (delivered digitally via the App or Play stores). The mobile app subscription must be delivered over a period of time as a service, typically 1 year, or as little as 1 months, which are prepaid by the customer at the start of the term. The Company guarantees its service and allows returns and refunds for 30 days for any reason. The Company also stands behind its products and reasonably grants refunds in the case the customer cannot use the software service through no fault of their own. Additionally, the Google Play Store and the Apple App Store may determine and decide to refund a customer without Unpluq's involvement, at their discretion and according to their purchase guarantees and rules.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has issued stock grants to 3 separate parties with each grant ranging from 1-2% of the entire equity of the Company. All remaining stock grants will become fully vested by June 1st, 2025.

Warrants - The Company accounts for stock warrants as either equity instruments, derivative liabilities, or liabilities in accordance with ASC 480, Distinguishing Liabilities from Equity (ASC 480), depending on the specific terms of the warrant agreement. The Warrants below do not have cash settlement provisions or down round protection; therefore, the Company classifies them as equity. Management considers the equity-based compensation expense for 2022 and 2023 to be negligible.

In 2021, the Company entered into a warrant agreement granting the holder the right to invest up to $250,000 USD in aggregate warrants in the Company in exchange for securities. The Company was made aware in 2024 that the Warrant may be made available for auction in the coming period of time. The Company reasonably believes the warrant is due to be cancelled for breach of terms but has not pursued a legal opinion or judgement on this. In the worst case, the liquidator has made clear that if this warrant is put up for auction, it can be purchased by the Company for the nominal fee of $5,000 USD at a future date.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdictions are the United States and Netherlands. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximates its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with a related party. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were 3M – 5M EUR or approximately $3.3M-$5.5M.

The Company received 2,000 EUR or approximately $2,400 in convertible notes from multiple related parties, during March - June 2021 through European equity crowdfunding, while the Company was a European incorporation in Netherlands. The interest on the notes is 6% non-compounding, with a cap of 1,700,000 EUR or approximately $2M. There is a discount of 20%, with an additional early-bird discount of 5% for the first 30,000 EUR or approximately $36,000 invested. The notes automatically convert into common stock upon the earliest of the following three events: 1) the maturity date, which is on June 29th, 2026, 2) an equity investment of 100,000 EUR (approximately $120,000) or more from one party, where new shares are issues by the company or 3) an exit / change of control of the Company.

The Company received 15,000 EUR or approximately $18,000 in convertible notes in September 2020. The interest on the notes is 6% non-compounding, with a cap of 600,000 EUR or approximately $700,000. There is no discount on the notes. The notes automatically convert into common stock upon the earliest of the following three events: 1) the maturity date, which is on 29 June 2026, 2) an equity investment of 100,000 EUR or approximately $118,000 more from one party, where new shares are issues by the company or 3) an exit / change of control of the Company.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes

The Company received 7,500 EUR or approximately $9,000 in convertible notes in September 2020. The interest on the notes is 6% non-compounding, with a cap of 600,000 EUR or approximately $700,000. There is no discount on the notes. The notes automatically convert into common stock upon the earliest of the following three events: 1) the maturity date, which is on 29 June 2026, 2) an equity investment of 100,000 EUR or approximately $118,000 more from one party, where new shares are issues by the company or 3) an exit / change of control of the Company.

The Company received 95,500 EUR or approximately $110,000 in convertible notes or approximately $2M. There is a discount of 20%, with an additional early-bird discount of 5% for the first 30,000 EUR or approximately $36,000 invested. The notes automatically convert into common stock upon the earliest of the following three events: 1) the maturity date, which is on 29 June 2026, 2) an equity investment of 100,000 EUR (approximately $120,000) or more from one party, where new shares are issues by the company or 3) an exit / change of control of the Company from multiple angel investors, during March - June 2021 through European equity crowdfunding, while the company was a European incorporation in Netherlands. The interest on the notes is 6% non-compounding, with a cap of 1,700,000 EUR or approximately $2M.

The Company received 109,000 EUR or approximately $115,000 in convertible notes from multiple investors, during Feb - Apr 2022 through European equity crowdfunding, while the company was a European incorporation in Netherlands.. The interest on the notes is 5% non-compounding, with a cap of 1.7M EUR or approximately $1.9M. There is a discount of 20%, with an extra early-bird discount of 5% for the first 30,000 EUR or approximately $33,000 invested. The notes automatically convert into common stock upon the earliest of the following three events: 1) the maturity date, which is on June 29th, 2026, 2) an equity investment of 100,000 EUR (approximately $111,000) more from one party, where new shares are issues by the company or 3) an exit / change of control of the company

The Company received 20,000 USD in a Convertible Fixed Equity Agreement from Techstars, in Oct 2022. The interest and discount on the note is 0%, with a cap of 333,333 USD (converting to 6% of equity). The notes automatically convert into ordinary shares upon (i) a Qualified Financing (250,000 USD or more of equity financing) or (ii) a Liquidity Event (change of control or IPO)

The Company received 100,000 USD in a Convertible Note from Techstars, in Oct 2022. The interest on the note is 5% non-compounding, with a cap of 3,000,000 USD and a discount of 20%. The notes automatically convert into preferred shares (if the company issued those) or ordinary shares if no preferred shares were issued yet, upon (i) a Qualified Financing (250,000 USD or more of equity financing) or (ii) a Liquidity Event (change of control or IPO)

SAFEs (Simple Agreements for Future Equity)

The Company received 84,437 EUR or approximately $92,000 in SAFEs from 6 angel investors in March 2023. The SAFE has no interest, a 20% discount and has a pre-money cap of 3M EUR or approximately $3.3M. The SAFE will automatically convert into ordinary shares upon the closing of an equity financing round. In case of a liquidity event for the company, the investors will get the greater amount of 1.5 times their investment or the value of their equity position in the company as the cash-out amount

The Company received 105,000 EUR or approximately $116,000 in SAFEs from 5 angel investors in Nov-Dec 2023. The SAFE has no interest, a 20% discount and has a pre-money cap of 5M EUR or approximately $5.5M. The SAFE will automatically convert into ordinary shares upon the closing of an equity financing round. In case of a liquidity event for the company, the investors will get the greater amount of 1.5 times their investment or the value of their equity position in the company as the cash-out amount

The Company received a 20,000 USD SAFE in May 2021. The SAFE has no interest and has a post-money cap of $1M. The SAFE will automatically convert into standard preferred stock upon the closing of an equity financing round. In case of a liquidity event for the company, Startup Health will get the greater amount of $100,000 or the value of their equity position in the company as the cash-out amount.

Debt Principal Maturities 5 Years Subsequent to 2023

Year	Amount
2024	$379,435
2025	-
2026	-
2027	-
2028	-
Thereafter	-

NOTE 6 – EQUITY

The Company is a Besloten Vennootschap with one class of unit owned by 3 different members.

The Company has authorized 120 common shares with a par value of EUR 0.01 per share. 120 shares were issued and outstanding as of 2022 and 2023.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 6, 2024, the date these financial statements were available to be issued.

Loan - The Company contracted a loan from 7 existing shareholders for a total of 40,000 EUR or approximately $43,000 in July of 2024; it has a 12 month term with ability to pay back early without penalty, with 10% annual non-compounding interest, and it has the option for each loan note holder to optionally convert their principal and interest into equity in a prior convertible note with a valuation cap of 2.2M EUR or approximately $2.35M. The Company anticipates about half of this sum to be converted into equity and the other half to be repaid, approximately.

Warrant Change - The Company was made aware in 2024 that the Warrant possessed by NewChip since 2021, a company based in Texas and now in liquidation, may be made available for auction in the coming period of time. The Company reasonably believes the warrant is due to be cancelled for breach of terms, but has not pursued a legal opinion or judgement on this. In the worst case, the liquidator has made clear that if this warrant is put up to auction, it can be purchased by the Company for the nominal fee of $5,000 at a future date.

Unpluq Inc, a Delaware Corporation, will be formed in 2024, created for the purpose of the C-Corp conversion for the Regulation Crowd Funding campaign.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.